UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

BreitBurn Energy Partners L.P.
(Name of Issuer)

Common Units
(Title of Class of Securities)

106776107
(CUSIP Number)

John C. Cirone Quicksilver Resources Inc. 777 West Rosedale Street Fort Worth, Texas 76104 (817) 665-5000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 5, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	106776107

1	NAMES OF REPORTING PERSONS Quicksilver Resources Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	7	SOLE VOTING POWER 21,347,972 Common Units
NUMBER OF SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 21,347,972 Common Units
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,347,972 Common Units
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.45%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No.	106776107

The following constitutes Amendment No. 7 (“Amendment No. 7”) to the Schedule 13D filed by Quicksilver Resources Inc. with the SEC on January 17, 2008, as amended by that certain Amendment No. 1 to the Schedule 13D filed with the SEC on October 31, 2008, as amended by that certain Amendment No. 2 to the Schedule 13D filed with the SEC on December 23, 2008, as amended by that certain Amendment No. 3 to the Schedule 13D filed with the SEC on April 7, 2009, as amended by that certain Amendment No. 4 to the Schedule 13D filed with the SEC on May 1, 2009, as amended by that certain Amendment No. 5 to the Schedule 13D filed with the SEC on June 19, 2009, as amended by that certain Amendment No. 6 to the Schedule 13D filed with the SEC on February 11, 2010 (as amended, the “Schedule 13D”).  This Amendment No. 7 amends the Schedule 13D as specifically set forth herein.

Item 4. Purpose of Transaction

Item 4 is amended by deleting the last paragraph thereof and adding the following:

On April 5, 2010, the Reporting Person, the Issuer, the General Partner, Provident, Mr. Breitenbach and Mr. Washburn entered into further documentation (the “New Settlement Agreement”) that expands upon and sets forth more fully the terms and provisions of the Settlement Agreement described above and also provides certain additional terms and modifications to the settlement terms.  Pursuant to the New Settlement Agreement, all pending claims before the Court relating to the lawsuit filed by the Reporting Person against the Issuer and Provident were dismissed on April 6, 2010.  The New Settlement Agreement supersedes the Settlement Agreement in its entirety.

With respect to the designation of directors by the Reporting Person, the New Settlement Agreement provides that the Reporting Person shall have the right to designate two directors as follows: (a) at least one designee must meet the independence standards established by the NASDAQ Stock Market and SEC rules with respect to the Issuer (as determined in the reasonable judgment of the Board) and must be independent of the Reporting Person under the independence standards established by the New York Stock Exchange and SEC rules (as determined in the reasonable judgment of the board of directors of the Reporting Person) and (b) the other designee shall be a current member of the board of directors of the Reporting Person other than a member of the Reporting Person’s management and must be independent of the Reporting Person under the independence standards established by the New York Stock Exchange and SEC rules (as determined in the reasonable judgment of the board of directors of the Reporting Person); provided, however, that if no member of the Reporting Person board of directors shall be eligible to serve as a designee under clause (b) above, then the Reporting Person shall be entitled to designate an individual that meets the requirements set forth in clause (a) above subject to the approval of the independent members of the Board (other than the designees of the Reporting Person), such approval not to be unreasonably withheld, conditioned or delayed.  In addition, the New Settlement Agreement further provides that at such time as the Reporting Person, together with its controlled affiliates, owns fewer than 10% of the Common Units but at least 2,638,500 Common Units, one of the directors designated by the Reporting Person (as selected by the Reporting Person) shall tender his or her resignation to the Board effective as of the next annual meeting of the holders of Common Units or, if such director’s term is expiring at the next annual meeting of the holders of Common Units, such director shall, at the option of the Board, not be nominated for reelection.  At such time as the Reporting Person, together with its controlled affiliates, owns fewer than 2,638,500 Common Units, the remaining director designated by the Reporting Person shall tender his or her resignation to the Board effective immediately or, if such director’s term is expiring at the next annual meeting of the holders of Common Units, such director shall, at the option of the Board, not be nominated for reelection.

With respect to voting matters, the New Settlement Agreement states that the following prohibitions on the Issuer would cease to apply at such time as the Reporting Person no longer owns at least 2,638,500 Common Units: (i) the prohibition on effecting any amendment to the Partnership Agreement that would restrict in any manner the Reporting Person’s rights to vote any or all of its Common Units in the election of directors or any other matters presented to the holders of the Common Units and (ii) the prohibition on proposing or adopting any new amendment, provision, resolution, or change that would limit, deprive, or restrict the Reporting Person’s right to vote all its Common Units, one vote per Common Unit, on any matter except as provided in the Settlement Agreement.  In addition, the New Settlement Agreement specifies that the Board’s waiver of the 20% voting cap on the election of directors as applicable to the Reporting Person or its controlled affiliates applies with respect to the Common Units currently owned by the Reporting Person, and any units or other voting securities received by the Reporting Person or its controlled affiliates in respect of such Common Units currently owned by the Reporting Person pursuant to a distribution, rights offering, reclassification or reorganization involving the Issuer or its Common Units or other voting securities.

With respect to the standstill provisions, the New Settlement Agreement provides that the Reporting Person would not be prohibited from acquiring securities or property of the Issuer pursuant to a rights offering involving the Issuer or its Common Units or other securities approved by the Board.  In addition, the New Settlement Agreement states that for purposes of determining various thresholds associated with the Reporting Person’s ownership of Common Units, the Common Units owned by the controlled affiliates will be counted together with Common Units held by the Reporting Person.

In addition, the New Settlement Agreement states that the Issuer will only have one Chief Executive Officer until such time as the Reporting Person ceases to own at least 10% of the outstanding Common Units.

The New Settlement Agreement also provides piggyback rights to the Reporting Person with respect to equity offerings that are not registered offerings, such that the Reporting Person has the option to participate in any equity offerings of the Common Units up to 20% of the total equity offered for sale.  Such rights terminate on the three-month anniversary of the date on which the Reporting Person is no longer an affiliate of the Issuer.

The foregoing description of the New Settlement Agreement is qualified in its entirety by reference to the New Settlement Agreement, which is attached as Exhibit G hereto and is hereby incorporated herein by reference.

On April 5, 2010, the Reporting Person and the Issuer entered into the amendment to the Registration Rights Agreement referenced above (the “First Amendment to Registration Rights Agreement”), except that the Reporting Person and the Issuer have agreed that instead of terminating the Registration Rights Agreement on the date on which the Reporting Person is no longer an affiliate of the Issuer, the Registration Rights Agreement shall terminate on the three-month anniversary of such date.  The termination of the Registration Rights Agreement will not affect the Reporting Person’s indemnification rights under the Registration Rights Agreement.  The foregoing description of the First Amendment to Registration Rights Agreement is qualified in its entirety by reference to the First Amendment to Registration Rights Agreement, which is attached as Exhibit H hereto and is hereby incorporated herein by reference.

Except as set forth above, the Reporting Person does not have, as of the date of this Amendment No. 7, any other plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Person intends to review its investment in the Issuer on a continuing basis and may engage in discussions with management and the Board, other holders of Common Units and other relevant parties concerning the business, operations, strategy and future plans of the Issuer and the management and composition of the Board. The Reporting Person may change its plans or proposals in the future. Depending on various factors including, without limitation, the Issuer’s financial position, strategic direction, business and prospects, anticipated future developments, existing and anticipated market conditions from time to time, actions taken by the management and the Board, price levels of the Common Units, general economic conditions and regulatory matters, the Reporting Person may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer and its subsidiaries, purchasing additional Common Units, selling some or all of its Common Units or engaging in short selling of or any hedging or similar transaction with respect to the Common Units, to the extent permitted under applicable law and the terms of the New Settlement Agreement. The Reporting Person reserves the right to change its intention with respect to any or all of the matters referred to in this Item 4.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended to include the following paragraph:

The description of the New Settlement Agreement in Item 4, which is qualified in its entirety by Exhibit G attached hereto, and Exhibit G attached hereto are hereby incorporated herein by reference.

The description of the First Amendment to Registration Rights Agreement in Item 4, which is qualified in its entirety by Exhibit H attached hereto, and Exhibit H attached hereto are hereby incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits

Item 7 is hereby amended to include the following exhibits:

Exhibit G     Settlement Agreement among Quicksilver Resources Inc., BreitBurn Energy Partners L.P., BreitBurn GP, LLC, Provident Energy Trust, Randall H. Breitenbach and Halbert S. Washburn dated April 5, 2010.

Exhibit H     First Amendment to Registration Rights Agreement between Quicksilver Resources Inc. and BreitBurn Energy Partners L.P. dated April 5, 2010.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 7, 2010

QUICKSILVER RESOURCES INC.

By:	/s/ John C. Cirone
John C. Cirone
Senior Vice President

EXHIBIT INDEX

Exhibit G	Settlement Agreement among Quicksilver Resources Inc., BreitBurn Energy Partners L.P., BreitBurn GP, LLC, Provident Energy Trust, Randall H. Breitenbach and Halbert S. Washburn dated April 5, 2010.
Exhibit H	First Amendment to Registration Rights Agreement between Quicksilver Resources Inc. and BreitBurn Energy Partners L.P. dated April 5, 2010.

Exhibit G

SETTLEMENT AGREEMENT

           This Settlement Agreement (this “Agreement” or “Settlement Agreement”) is entered into this fifth day of April, 2010, by and among Quicksilver Resources Inc. (“Quicksilver”), BreitBurn Energy Partners L.P. (“BreitBurn LP”), BreitBurn GP, LLC (“BreitBurn GP”), Provident Energy Trust (“Provident”), Randall H. Breitenbach (“Breitenbach”) and Halbert S. Washburn (“Washburn,” and collectively with Quicksilver, BreitBurn LP, BreitBurn GP, Provident and Breitenbach, the “Parties”).

1.	DEFINITIONS

The following words shall have the meanings described below when used in this Settlement Agreement:

1.1
“Affiliate,” with respect to a specified Person, means any other Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such specified Person.

1.2	“BreitBurn Entities” means BreitBurn LP, BreitBurn GP, BreitBurn Operating L.P. and BreitBurn Operating GP, LLC.

1.3
“BreitBurn LP/Provident June 2008 Agreement” means the Purchase Agreement by and among Pro LP Corp., Pro GP Corp., and BreitBurn LP for the purchase and sale of all of the Common Units of BreitBurn LP owned by Pro LP Corp. and Pro GP Corp. dated as of June 17, 2008.

1.4
“BreitBurn Management Company LLC/Provident June 2008 Agreement” means the Purchase Agreement by and among Pro LP Corp., Pro GP Corp., and BreitBurn LP for the purchase and sale of all the limited liability company interests of BreitBurn Management Company LLC owned by Pro LP Corp. and Pro GP Corp. dated as of June 17, 2008.

1.5
“BreitBurn Parties” means BreitBurn LP, BreitBurn GP, BreitBurn Operating L.P., BreitBurn Operating GP, LLC, and their Parents, Affiliates (other than Quicksilver), Subsidiaries, representatives, agents, financial advisors, attorneys, other consultants, employees, officers, current and former directors (including Washburn, Breitenbach, Charles S. Weiss, Gregory J. Moroney, David Kilpatrick, John Butler, Gregory Armstrong, Randall J. Findlay, Thomas W. Buchanan, and Grant D. Billing), partners, members, controlling persons (within the meaning of Section 15 of the Securities Act of 1933 or Section 20 of the Securities Exchange Act of 1934), predecessors, successors, and assigns.

1.6
“BreitBurn/Provident June 2008 Transaction” means the series of agreements between BreitBurn LP and its Affiliates, Provident and its Affiliates, and among BreitBurn LP’s Affiliates on June 17, 2008, in which Provident sold its indirect interests in BreitBurn LP and BreitBurn Management Company LLC and BreitBurn GP became wholly owned by BreitBurn LP, including but not limited to the BreitBurn LP/Provident June 2008 Agreement and the BreitBurn Management Company LLC/Provident June 2008 Agreement.

1.7	“BreitBurn/Quicksilver Contribution Agreement” means the Contribution Agreement between Quicksilver and BreitBurn Operating L.P., dated as of September 11, 2007, as amended.

1.8
“Claim” means any and all claims, demands, causes of action, actions, suits, complaints and theories of recovery of any nature whatsoever, whether known or unknown, disclosed or undisclosed, foreseen or unforeseen, matured or unmatured, asserted or which could have been asserted, individual, derivative or representative in nature, recognized by the law of any jurisdiction, that accrued before the Effective Time, which arise out of, are related to, are in any way connected with, or are in any way the result of (i) the BreitBurn/Provident June 2008 Transaction, (ii) the BreitBurn/Quicksilver Contribution Agreement, or (iii) the allegations, facts, statements, representations or causes of action asserted in or referred to in the pleadings of or any other paper filed in the Litigation.

1.9	“Common Units” means common units representing limited partner interests of BreitBurn LP.

1.10	“Controlled Affiliate,” with respect to a specified Person, means any other Person that directly, or indirectly through one or more intermediaries, is controlled by such specified Person.

1.11
“Damages” means any and all elements of relief or recovery, whether known or unknown, asserted or which could have been asserted, recognized by the law of any jurisdiction and comprehensively includes, but is not limited to, requests for specific performance, injunctive relief, declaratory relief, actual or compensatory damages of every description, such as economic or property loss or personal injury, any other item or loss or injury, statutory, exemplary or punitive damages, attorney’s fees, prejudgment or post-judgment interest, other equitable relief, and costs or expenses, that accrued before the Effective Time, which arise out of, are related to, are in any way connected with, or are in any way the result of (i) the BreitBurn/Provident June 2008 Transaction, (ii) the BreitBurn/Quicksilver Contribution Agreement, or (iii) the allegations, facts, statements, representations or causes of action asserted in or referred to in the pleadings of or any other paper filed in the Litigation.

1.12	“Effectiveness Period” means the period beginning at the Effective Time and ending when Quicksilver, together with its Controlled Affiliates, owns fewer than 2,638,500 Common Units.

1.13	“Effective Time” means the time at which an order and final judgment in the form of Exhibit 1(A) is entered by the 48th District Court, Tarrant County, Texas.

1.14	“Initial Quicksilver Designees” means W. Yandell Rogers, III and Walker C. Friedman.

1.15
“Litigation” means the action filed by Quicksilver on October 31, 2008, in the 48th District Court, Tarrant County, Texas, Cause No. 048-233656-08, against BreitBurn LP, BreitBurn GP, BreitBurn Operating L.P., BreitBurn Operating GP, LLC, Breitenbach, Washburn, Gregory J. Moroney, Charles S. Weiss, Randall J. Findlay, Thomas W. Buchanan, Grant D. Billing, and Provident.

1.16
“Quicksilver Parties” means Quicksilver, its Parents, Affiliates (other than the BreitBurn Entities), Subsidiaries (other than the BreitBurn Entities), representatives, agents, financial advisors, attorneys, other consultants, employees, officers, current and former directors, partners, shareholders, members, controlling persons (within the meaning of Section 15 of the Securities Act of 1933 or Section 20 of the Securities Exchange Act of 1934), predecessors, successors, and assigns.

1.17
“Provident Parties” means Provident, its Parents, Affiliates, Subsidiaries, representatives, agents, financial advisors, attorneys, other consultants, employees, officers, current and former directors (including but not limited to Randall J. Findlay, Thomas W. Buchanan, and Grant D. Billing), partners, members, controlling persons (within the meaning of Section 15 of the Securities Act of 1933 or Section 20 of the Securities Exchange Act of 1934), predecessors, successors, and assigns.

1.18	“Parent” means a corporation or other entity that owns or controls, directly or indirectly, a Party to this Settlement Agreement.

1.19	“Partnership Agreement” means the First Amended and Restated Agreement of Limited Partnership of BreitBurn LP, as amended.

1.20
“Person” means any individual, partnership (whether general or limited), trust, estate, association, corporation, custodian, nominee, limited liability company, or other entity, in each case whether domestic or foreign.

1.21	“Subsidiary” means a corporation or other entity that is owned or controlled, directly or indirectly, by a Party to this Settlement Agreement.

2.	RECITALS

2.1
In the Litigation, Quicksilver has alleged breach of contract, fraud, breach of fiduciary duty, and related claims against BreitBurn LP, BreitBurn GP, Provident, Washburn, Breitenbach, and the other defendants in the Litigation, seeking declaratory and injunctive relief, damages, attorney’s fees and costs.  Quicksilver desires to enter into this Settlement Agreement to provide for certain payments and other consideration in full and final settlement and discharge of all Claims and Damages that Quicksilver has or might have against the BreitBurn Parties and the Provident Parties.

2.2
BreitBurn LP, BreitBurn GP, Breitenbach and Washburn deny that any of the BreitBurn Parties are liable to Quicksilver for any of the relief asserted, including damages or declaratory or injunctive relief.  BreitBurn LP, BreitBurn GP, Breitenbach and Washburn desire to enter into this Settlement Agreement to provide for certain payments and other considerations in full and final settlement and discharge of all Claims and Damages that were or could have been asserted against the BreitBurn Parties by Quicksilver.

2.3
Provident denies that any of the Provident Parties are liable to Quicksilver for any of the relief asserted, including damages and equitable relief.  Provident desires to enter into this Settlement Agreement to provide for certain payments and other considerations in full and final settlement and discharge of all Claims and Damages that were or could have been asserted against the Provident Parties by Quicksilver.

3.	PAYMENT

3.1
BreitBurn LP agrees to pay to Quicksilver thirteen million dollars (U.S.$13,000,000) within one (1) business day after this Settlement Agreement is executed and delivered by all of the Parties (the “BreitBurn Payment”).

3.2
Provident agrees to pay Quicksilver five million dollars (U.S.$5,000,000) within one (1) business day after this Settlement Agreement is executed and delivered by all of the Parties (the “Provident Payment”).

4.	RELEASES AND DISMISSAL OF LITIGATION

4.1
Within two (2) business days after the later of the BreitBurn Payment or the Provident Payment, the Parties will execute and file an Agreed Motion for Entry of Final Judgment and Order of Dismissal in the form attached hereto as Exhibit 1, which motion shall have attached to it as an exhibit a form of Final Judgment and Order of Dismissal in the form attached as Exhibit 1(A).  Each Party agrees that it will not subsequently seek any additional relief from the Court that is inconsistent with the relief requested in Exhibits 1 and 1(A).

4.2	At the Effective Time:

4.2.1
Quicksilver Release of BreitBurn Parties.  Quicksilver, for itself and for its Parents, Affiliates (other than the BreitBurn Entities), Subsidiaries (other than the BreitBurn Entities), predecessors, successors, and assigns, hereby fully releases any and all Claims and Damages against the BreitBurn Parties, except for (i) any claims or damages resulting from the breach of this Settlement Agreement, or (ii) Claims or Damages relating to the BreitBurn/Quicksilver Contribution Agreement other than those

Claims or Damages alleged by Quicksilver in any of its petitions in the Litigation.

4.2.2
BreitBurn Release of Quicksilver Parties.  BreitBurn LP, BreitBurn GP, Breitenbach and Washburn for themselves and for their Parents, Affiliates (other than Quicksilver), Subsidiaries, predecessors, successors, and assigns, hereby fully release any and all Claims and Damages against the Quicksilver Parties, except for (i) any claims or damages resulting from the breach of this Settlement Agreement, or (ii) Claims or Damages relating to the BreitBurn/Quicksilver Contribution Agreement other than those Claims or Damages alleged by Quicksilver in any of its petitions in the Litigation.

4.2.3
Quicksilver Release of Provident Parties.  Quicksilver, for itself and for its Parents, Affiliates (other than the BreitBurn Entities), Subsidiaries (other than the BreitBurn Entities), predecessors, successors, and assigns, hereby fully releases any and all Claims and Damages against the Provident Parties, except for any claims or damages resulting from the breach of this Settlement Agreement.

4.2.4
Provident Release of Quicksilver Parties.  Provident, for itself and for its Parents, Affiliates, Subsidiaries, predecessors, successors, and assigns, hereby fully releases any and all Claims and Damages against the Quicksilver Parties, except for any claims or damages resulting from the breach of this Settlement Agreement.

4.2.5
BreitBurn Release of Provident Parties.  BreitBurn LP and BreitBurn GP, for themselves and for their Parents, Affiliates (other than Quicksilver), Subsidiaries, predecessors, successors, and assigns, hereby fully release any and all Claims and Damages against the Provident Parties, except for (i) any claims or damages resulting from the breach of this Settlement Agreement, and (ii) the rights and obligations under the BreitBurn Management Company LLC/Provident June 2008 Agreement and the BreitBurn LP/Provident June 2008 Agreement unrelated to the Litigation.

4.2.6
Provident Release of BreitBurn Parties.  Provident, for itself and for its Parents, Affiliates, Subsidiaries, predecessors, successors, and assigns, hereby fully releases any and all Claims and Damages against the BreitBurn Parties, except for (i) any claims or damages resulting from the breach of this Settlement Agreement, and (ii) the rights and obligations under the BreitBurn Management Company LLC/Provident June 2008 Agreement and the BreitBurn LP/Provident June 2008 Agreement unrelated to the Litigation.

4.3	Each Party will bear its own costs and expenses in the Litigation.

5.	REPRESENTATIONS AND WARRANTIES

5.1
Each Party represents and warrants that it has read this Settlement Agreement and fully understands it to be a settlement in full and final release of all of its Claims and Damages, except as specifically excluded above, and that it has neither received, nor based its assent to this release on, any other inducement or promise of any kind.

5.2	The Parties agree that in entering into this Settlement Agreement they have relied upon their own knowledge and judgment and upon the advice of attorneys or other advisors of their own free choice.

5.3
The Parties, and each of them, understand, agree, and represent that in entering into this Settlement Agreement they have not acted in reliance upon any representation, advice, or action by another Party’s attorneys or representatives.  The Parties, and each of them, expressly accept and assume the risk that if any fact now believed by them, or any of them, to be true and relied on by them, or any of them, in entering into this Settlement Agreement is hereafter found to be other than or different from their current belief, this Settlement Agreement shall be and remain effective notwithstanding such difference in fact.

5.4
Each Party represents and warrants that it is the sole owner of all Claims and Damages released herein, that it has the capacity and authority to execute, deliver and fully perform its obligations under this Settlement Agreement, and that no portion of any Claim or Damage that was released herein has been sold, transferred, assigned, pledged or hypothecated to any other Person.  Each Party further represents and warrants that no consent, approval or authorization of or filing with any third party or governmental authority (other than as expressly contemplated in this Settlement Agreement) is required on the part of such Party in connection with its execution and delivery of this Settlement Agreement or the performance of its obligations hereunder, except as may be required by applicable securities exchange and Securities and Exchange Commission (“SEC”) rules and regulations.

5.5	No Party makes any representations or warranties except for those expressly set forth in this Settlement Agreement.

6.	OTHER AGREEMENTS. This Section 6 is binding on BreitBurn GP, BreitBurn LP, Quicksilver, Breitenbach and Washburn, and is not binding on Provident.

6.1
Breitenbach.  Breitenbach hereby agrees to resign, effective as of the Effective Time, from his positions as (a) Co-Chief Executive Officer of BreitBurn GP and (b) a member of the Board of Directors of BreitBurn GP (the “Board”).  Breitenbach has been appointed by the Board, effective as of the Effective Time, as President of BreitBurn GP, and the Board has not taken, and shall not take, any action to rescind or revoke such appointment prior to the Effective Time.

Breitenbach agrees that he shall not serve on the Board after the Effective Time without the prior written consent of Quicksilver.

6.2
Washburn.  Washburn hereby agrees to resign, effective as of the Effective Time, from his position as Chairman of the Board and as a member of the Board.  Washburn has been appointed by the Board, effective as of the Effective Time, to serve as Chief Executive Officer of BreitBurn GP, and the Board has not taken, and shall not take, any action to rescind or revoke such appointment prior to the Effective Time.  Washburn agrees that he shall not serve on the Board after the Effective Time without the prior written consent of Quicksilver.

6.3
Appointment of Independent Chairman of the Board.  Mr. John R. Butler, Jr. has been elected by the Board, effective as of the Effective Time, as Chairman of the Board, and the Board has not taken, and shall not take, any action to rescind or revoke such appointment prior to the Effective Time.

6.4
Size of the Board; Committees; Single Chief Executive Officer.  From and after the Effective Time, (a) the Board shall continue to be comprised of six members, (b) Quicksilver shall have the right to designate two of the six members in accordance with the provisions of Section 7.1 of this Agreement, (c) the Board size shall not be increased without Quicksilver’s prior written consent, (d) subject to applicable NASDAQ Stock Market and SEC rules, at least one Quicksilver designee shall be appointed by the Board to serve on each Board Committee, (e) BreitBurn GP shall only have one Chief Executive Officer, and the President and Chief Financial Officer of BreitBurn GP shall report to the Chief Executive Officer and (f) no officer of any of the BreitBurn Entities shall be elected Chairman of the Board.

6.5
Voting Rights.  As of the date of this Agreement, Quicksilver represents that it owns 21,347,972 Common Units.  From and after the Effective Time, Quicksilver shall have the right to vote all of its Common Units on all matters on which it has the right to vote pursuant to the Partnership Agreement, subject to the specific limitations provided in this Agreement.  From and after the Effective Time, subject to Sections 6.6 and 7.2 of this Agreement, Quicksilver shall accept and shall not challenge the voting rights as set forth in original Amendment No. 1 to the Partnership Agreement dated June 17, 2008.  During the Effectiveness Period, BreitBurn GP shall not effect any amendment that would restrict or otherwise impair in any manner Quicksilver’s rights to vote any or all of its Common Units on the election of directors or any other matters presented to the Unitholders.  BreitBurn GP has taken all necessary actions to withdraw, effective as of the Effective Time, the Revised Amendment No. 1 to the Partnership Agreement dated December 29, 2009, and such actions have not been, and during the Effectiveness Period shall not be, rescinded or revoked.  During the Effectiveness Period, BreitBurn GP shall not take any action, or propose or adopt any new amendment, provision, resolution, or change that would limit, deprive, or restrict Quicksilver’s right to vote all its Common Units, one vote per unit, on any matter.  Quicksilver shall support and, if necessary, vote to approve, all amendments to the Partnership Agreement or the Amended and Restated LLC Agreement (as defined below) and all related agreements solely necessary to implement the terms of this Agreement.

6.6
Waiver of Voting Cap.  The Board has taken all actions to permanently and irrevocably, effective as of the Effective Time, waive the 20% voting cap for the election of directors as applicable to Quicksilver with respect to Common Units currently owned by Quicksilver, and any units or other voting securities received pursuant to a distribution, rights offering, reclassification or reorganization involving BreitBurn LP or its Common Units or other voting securities.  Specifically, the Board has, by action specifically referencing votes for the election of directors under Section 13.4(b)(iii) of the Partnership Agreement, taken all actions to permanently and irrevocably, effective as of the Effective Time, determine that the limitation set forth in clause (B) of the first sentence of Section 13.4(b)(iii) shall not apply to Quicksilver or its Controlled Affiliates with respect to the Common Units currently owned by Quicksilver, and any units or other voting securities received by Quicksilver or its Controlled Affiliates in respect of such Common Units currently owned by Quicksilver pursuant to a distribution, rights offering, reclassification or reorganization involving BreitBurn LP or its Common Units or other voting securities.  For the avoidance of doubt, the Parties agree that if Quicksilver or its Controlled Affiliates receives any units or other voting securities in respect of the Common Units currently owned by Quicksilver pursuant to a distribution, rights offering, reclassification or reorganization involving BreitBurn LP or its Common Units or other voting securities, such units or other voting securities received by Quicksilver or its Controlled Affiliates shall be deemed to be "Common Units currently owned by Quicksilver" for purposes of this Section 6.6.

6.7
Distributions.  The Board shall approve the reinstitution of regular distributions beginning in the first quarter of 2010 at a minimum amount of $.375 per Common Unit, or $1.50 on an annual basis, and minimum coverage ratio of no less than 1.2x.  The first quarter’s distribution shall be payable in the second quarter of 2010.

6.8	Piggyback Rights and Registration Rights Agreement.

6.8.1
From and after the Effective Time, Quicksilver shall have the right to participate by including its Common Units in every Equity Offering (as such term is defined in Section 6.8.5 below) in an amount up to 20% of the aggregate amount of the securities offered in such Equity Offering (the “Piggyback Right”).

6.8.2
BreitBurn LP and Quicksilver have entered into the First Amendment to the Registration Rights Agreement dated as of November 1, 2007, by and between BreitBurn LP and Quicksilver (as amended, the “Registration Rights Agreement”), which is to be effective as of the Effective Time.  The Registration Rights Agreement shall exclusively govern the

Piggyback Right as it relates to an “Underwritten Offering” (as such term is defined in the Registration Rights Agreement).

6.8.3	With respect to any Equity Offering that is not an Underwritten Offering, each of Quicksilver and BreitBurn LP agrees to be bound by the following notice and other provisions:

(a)
Participation.  If BreitBurn LP proposes to make an Equity Offering (other than an Underwritten Offering), then BreitBurn LP shall give notice (including, but not limited to, notification by electronic mail) of such proposed Equity Offering to Quicksilver and such notice shall offer Quicksilver the opportunity to include in such Equity Offering such number of its Common Units as Quicksilver may request in writing; provided, however, that such number of Common Units shall not exceed an amount equal to 20% of the aggregate amount of the securities offered in such Equity Offering. The notice required to be provided pursuant to this Section 6.8.3 to Quicksilver shall be provided on a Business Day (as such term is defined in the Registration Rights Agreement) and receipt of such notice shall be confirmed by Quicksilver.  Quicksilver shall then have three Business Days after receiving such notice to request inclusion of its Common Units in such Equity Offering.  If no request for inclusion from Quicksilver is received within the specified time, Quicksilver shall have no further right to participate in such Equity Offering.  If a request for inclusion from Quicksilver is received within the specified time, and if, at any time after such written notice is given of its intention to undertake such Equity Offering and prior to the closing of such Equity Offering, BreitBurn LP shall determine for any reason not to undertake or to delay such Equity Offering, BreitBurn LP may, at its election, give written notice of such determination to Quicksilver and, (x) in the case of a determination not to undertake such Equity Offering, shall be relieved of its obligation to sell any of Quicksilver’s Common Units in connection with such terminated Equity Offering, and (y) in the case of a determination to delay such Equity Offering, shall be permitted to delay offering any such Common Units for the same period as the delay in the Equity Offering.  Quicksilver shall have the right to withdraw its request for inclusion of its Common Units in such offering by giving written notice to BreitBurn LP of such withdrawal up to and including the time of pricing of such offering.

(b)
General Procedures.  In connection with any such Equity Offering, BreitBurn LP shall be entitled to select the placement agent or agents, if any.  In connection with any such Equity Offering in which Quicksilver participates, Quicksilver and BreitBurn LP may be obligated to enter into a purchase or other agreement that contains such representations, covenants, lock-ups, indemnities and other rights and obligations as are customary in purchase or other agreements relating to offerings of securities.  If such a customary agreement is required (and is not more burdensome than any similar agreement required of BreitBurn LP) by any party to any such Equity Offering, Quicksilver may not participate in such Equity Offering unless Quicksilver agrees to sell its Common Units on the basis provided in such purchase or other agreement and completes and executes all questionnaires, powers of attorney, indemnities and other documents reasonably required under the terms of such agreement.  Quicksilver may, at its option, require that any or all of the representations and warranties by, and the other agreements on the part of, BreitBurn LP to and for the benefit of such placement agents or purchasers also be made to and for Quicksilver’s benefit and that any or all of the conditions precedent to the obligations of such placement agents or purchasers under such agreement also be conditions precedent to its obligations.  Quicksilver shall not be required to make any representations or warranties to or agreements with BreitBurn LP or the placement agents or purchasers other than representations, warranties or agreements regarding Quicksilver and its ownership of the Common Units being offered and any other representations required as a result of Quicksilver’s status as an Affiliate of BreitBurn LP or required by law.  If Quicksilver disapproves of the terms of an Equity Offering, Quicksilver may elect to withdraw therefrom by notice to BreitBurn LP and the placement agents, if any; provided, however, that such withdrawal may only be made up to and including the time of pricing of such Equity Offering.

(c)
Cooperation by Quicksilver.  BreitBurn LP shall have no obligation to include in any Equity Offering pursuant to this Section 6.8.3 any Common Units of Quicksilver if Quicksilver has failed to enter into or perform its obligations under any agreement that may be reasonably required in connection with such Equity Offering pursuant to Section 6.8.3(b) or timely furnish such information that, in the opinion of counsel to BreitBurn LP, is reasonably required in order for such Equity Offering or any offering documents related thereto, as applicable, to comply with the Securities Act of 1933.

(d)
Expenses.  BreitBurn LP shall pay all reasonable expenses as determined in good faith incident to its performance under or compliance with this Section 6.8.3 to effect any such Equity Offering and the disposition of such securities.  Except as otherwise provided in this Section 6.8.3, BreitBurn LP shall not be responsible for any expenses or legal fees incurred by Quicksilver in connection with the exercise of Quicksilver’s rights hereunder.  Quicksilver shall pay all placement agent or other fees, discounts and selling commissions allocable to the sale of its Common Units pursuant to this Section 6.8.3.

6.8.4	The Piggyback Right set forth in this Section 6.8 shall terminate on the date that is the three month anniversary of the date on which Quicksilver ceases to be an Affiliate of BreitBurn LP.

6.8.5
As used in this Section 6.8, “Equity Offering” shall mean an offering by BreitBurn LP of Common Units or other equity or voting securities of BreitBurn LP other than (i) the offering or issuance of any equity security or equity-based security, including without limitation Common Units, restricted phantom units, convertible phantom units, performance units and unit appreciation rights, pursuant to a management, director or employee incentive compensation plan or in connection with the restructuring of such a plan or the filing of a registration statement with respect thereto, (ii) the offering or issuance of any Common Units or other equity or voting securities of BreitBurn LP pursuant to a distribution, stock split, reclassification or reorganization involving BreitBurn LP or its Common Units or other equity or voting securities of BreitBurn LP, and (iii) the issuance or sale of any Common Units or other equity or voting securities of BreitBurn LP issued as payment of any part of the purchase price for businesses that are acquired by BreitBurn LP or any of its Affiliates from any third party.

6.9
BreitBurn Energy Company L.P. Administrative Services Agreement.  BreitBurn LP and BreitBurn GP (a) represent and warrant that the Second Amended and Restated Administrative Services Agreement dated as of August 26, 2008, between BreitBurn Energy Company L.P. and BreitBurn Management Company, LLC (the “ASA”) has not been amended or renewed prior to the date of this Agreement, and (b) agree that the ASA shall not be amended or renewed prior to the Effective Time and, from and after the Effective Time, the ASA shall not be amended or renewed without the approval of the Board.

6.10
Amendments to the Partnership Agreement and BreitBurn GP LLC Agreement.  BreitBurn GP has entered into Amendment No. 4 to the Partnership Agreement (“Amendment No. 4”) and BreitBurn LP has entered into the Fourth Amended and Restated Limited Liability Company Agreement of BreitBurn GP (the “Amended and Restated LLC Agreement”), each of which is to be effective as of the Effective Time.  Quicksilver acknowledges and agrees that it has reviewed and approved the terms of Amendment No. 4 and the Amended and Restated LLC Agreement and confirms that neither of Amendment No. 4 or the Amended and Restated LLC Agreement adversely affects it or its interests in BreitBurn LP in any material respect.  BreitBurn LP has not, and shall not, (a) prior to the Effective Time, revoke or rescind the Amended and Restated LLC Agreement, or approve, adopt or enter into any further amendment to the Amended and Restated

LLC Agreement in any manner inconsistent with this Agreement, or (b) during the Effectiveness Period, revoke, rescind or amend the Amended and Restated LLC Agreement in any manner inconsistent with this Agreement.

6.11
Termination of Certain Provisions.  Sections 6.1, 6.2, 6.3, 6.4, 6.7, and 6.9 of this Settlement Agreement will terminate when Quicksilver, together with its Controlled Affiliates, owns less than 10% of the outstanding Common Units.

6.12
Further Assurances.  The Parties shall execute and deliver any additional documents and take such further actions as may reasonably be deemed to be necessary or desirable to carry out the provisions of this Section 6.

7.	VOTING AND STANDSTILL PROVISIONS

This Section 7 is binding on BreitBurn GP, BreitBurn LP, and Quicksilver, and is not binding on Breitenbach, Washburn or Provident.

7.1	Designation, Nomination and Election of Directors.

7.1.1
The Initial Quicksilver Designees have been appointed by the Board, effective as of the Effective Time and categorized as Class II (up for election in 2010) and Class III (up for election in 2011) directors as specified by Quicksilver, to fill the vacancies resulting from the resignations of Breitenbach and Washburn from the Board pursuant to Sections 6.1 and 6.2.  The Board has not taken, and shall not take, any action to rescind or revoke such appointments prior to the Effective Time.

7.1.2
From and after the Effective Time, Quicksilver shall have the right to designate two directors as follows: (a) at least one designee must meet the independence standards established by the NASDAQ Stock Market and SEC rules with respect to BreitBurn (as determined in the reasonable judgment of the Board) and must be independent of Quicksilver under the independence standards established by the New York Stock Exchange and SEC rules (as determined in the reasonable judgment of the board of directors of Quicksilver) and (b) the other designee shall be a current member of the board of directors of Quicksilver other than a member of Quicksilver’s management and must be independent of Quicksilver under the independence standards established by the New York Stock Exchange and SEC rules (as determined in the reasonable judgment of the board of directors of Quicksilver); provided, however, that if no member of the Quicksilver board of directors shall be eligible to serve as a designee under this clause (b), then Quicksilver shall be entitled to designate an individual that meets the requirements set forth in clause (a) of this Section 7.1.2 subject to the approval of the independent members of the Board (other than the Quicksilver designees), such approval not to be unreasonably withheld, conditioned or delayed.  The directors designated by Quicksilver will be categorized one each to Class II and Class III as specified by Quicksilver.  At each applicable election of directors, the Board shall nominate the director designated by Quicksilver (or such substitute as Quicksilver may designate), which designee must meet the standards set forth above, as part of the slate of directors nominated by the Board for election by the unitholders of BreitBurn LP (the “Unitholders”), and shall recommend that the Unitholders vote for such Quicksilver designees.  Quicksilver, together with its Controlled Affiliates, shall cast its votes in the election of directors in favor of the slate of directors nominated by the Board; provided that so long as Quicksilver is subject to the provisions of Section 7.3, the Board shall not include Breitenbach or Washburn on any slate of directors nominated by the Board for election by the Unitholders.  Additionally, in the event of the resignation, death or removal (for cause or otherwise) of a director designated by Quicksilver, Quicksilver shall have the right to designate the person to be appointed by the Board to fill the resulting vacancy (subject to such designee meeting the standards set forth above).  The number of directors that may be designated by Quicksilver as described above shall be reduced if Quicksilver’s ownership percentage of Common Units is reduced.  At such time as Quicksilver, together with its Controlled Affiliates, owns fewer than 10% of the Common Units but at least 2,638,500 Common Units, one of the directors designated by Quicksilver (as selected by Quicksilver) shall tender his or her resignation to the Board effective as of the next annual meeting of Unitholders or, if such director’s term is expiring at the next annual meeting of Unitholders, such director shall, at the option of the Board, not be nominated for reelection.  From and after such time as Quicksilver has one designee on the Board, Quicksilver shall be entitled to designate a person that meets either of the requirements set forth in clause (a) or (b) of this Section 7.1.2.  At such time as Quicksilver, together with its Controlled Affiliates, owns fewer than 2,638,500 Common Units, the remaining director designated by Quicksilver shall tender his or her resignation to the Board effective immediately or, if such director’s term is expiring at the next annual meeting of Unitholders, such director shall, at the option of the Board, not be nominated for reelection.  As a condition to service on the Board, each Quicksilver designee shall deliver to the Board his or her agreement to resign from the Board as provided in this Section 7.1.2.

7.1.3
The Quicksilver designees to the Board shall be compensated on the same basis as other non-employee directors of BreitBurn GP, provided that any component of any such Quicksilver designee’s compensation (including phantom units) which is subject to time-based vesting shall become vested on a pro rata basis in respect of the time served on the Board by such designee and exercisable on the date of the next annual meeting of Unitholders following (a) such Quicksilver designee’s tendering of his or her resignation from the Board as required by Section 7.1.2 and the Board’s acceptance of or failure to refuse such designee’s resignation, or

(b) the Board’s failure to nominate such Quicksilver designee for reelection as permitted by Section 7.1.2.

7.1.4
The threshold of 2,638,500 Common Units in Section 7.1.2 and in the definition of “Effectiveness Period” shall be appropriately adjusted for any distribution of Common Units, any split, subdivision, reverse split or combination of Common Units, or any similar action with respect to the Common Units.

7.2
Voting on Removal of BreitBurn GP.  During the Effectiveness Period, with respect to any proposal to remove BreitBurn GP as the general partner of BreitBurn LP, Quicksilver and its Controlled Affiliates may not vote a proportion of their Common Units in favor of removal that exceeds the proportion of the Common Units voted in favor of such proposal by the Unitholders other than Quicksilver and its Controlled Affiliates as compared to all Common Units held by the Unitholders other than Quicksilver and its Controlled Affiliates.

7.3	Standstill.

7.3.1
For a period beginning on the Effective Time and ending on the date on which Quicksilver, together with its Controlled Affiliates, ceases to hold at least 10% of the outstanding Common Units, Quicksilver and its Controlled Affiliates shall not:

(a)	engage in any hostile or takeover activities (including by means of a tender offer, soliciting proxies or written consents, other than as recommended by the Board);

(b)
acquire or propose to acquire additional Common Units, securities or properties of BreitBurn LP, except pursuant to a distribution, rights offering, reclassification or reorganization involving BreitBurn LP or its Common Units or other securities that is approved by the Board;

(c)	call a special meeting of the Unitholders; or

(d)
propose to remove BreitBurn GP as the general partner of BreitBurn LP or, other than in accordance with Section 7.2 of this Agreement, vote to remove BreitBurn GP as the general partner of BreitBurn LP.

7.3.2	Specifically, without the prior written consent of the Board, Quicksilver and its Controlled Affiliates shall not, directly or indirectly:

(a)
acquire any securities or property of BreitBurn LP or any of its Affiliates, except pursuant to a distribution, rights offering, reclassification or reorganization involving BreitBurn LP or its Common Units or other securities approved by the Board;

(b)
propose to enter into, directly or indirectly, any merger, consolidation, recapitalization, business combination, partnership, joint venture or similar transaction involving BreitBurn LP or any of its Affiliates, except as permitted hereby;

(c)
make or in any way participate in any “solicitation” of “proxies” (as such terms are used in Rule 14a-1 of Regulation 14A under the Securities Exchange Act of 1934) or written consents to vote, seek to influence, or advise others with respect to the voting of any voting securities of BreitBurn LP or any of its Affiliates;

(d)	form, join or participate in a “group” (within the meaning of Section 13(d) of the Securities Exchange Act of 1934) with respect to any voting securities of BreitBurn LP or any of its Affiliates;

(e)	act to seek to control or influence the management, Board or policies of BreitBurn LP, except through Quicksilver’s Board designees or as permitted by Section 7.3.4 of this Agreement;

(f)
propose to remove BreitBurn GP as the general partner of BreitBurn LP or, other than in accordance with Section 7.2 of this Agreement, vote to remove BreitBurn GP as the general partner of BreitBurn LP;

(g)	publicly disclose any intent, plan or arrangement inconsistent with this Agreement; or

(h)	advise, assist or encourage others in connection with the above.

7.3.3
Quicksilver and its Controlled Affiliates shall not sell or transfer in a single transaction or series of related transactions their respective Common Units without the prior written consent of the Board, except:

(a)	to a party that would not own, individually or as a member of a group, 20% or more of the outstanding Common Units after such transfer;

(b)	in connection with a business combination approved by the Board and/or the Unitholders;

(c)	in a bona fide pledge of any voting securities to a financial institution or brokerage firm; or

(d)
in an underwritten offering where the Common Units will be widely distributed or would not result in any purchaser in such offering owning, individually or as a member of a group, 20% or more of the outstanding Common Units after the offering.

7.3.4	Notwithstanding the foregoing (including Section 7.3.2), the foregoing provisions shall not, and are not intended to:

(a)	prohibit Quicksilver from privately communicating with, including making any offer or proposal to, the Board;

(b)	restrict in any manner how Quicksilver votes its Common Units, except as provided in Sections 6.5, 7.1.2, and 7.2;

(c)
restrict the manner in which Quicksilver’s designees to the Board (A) may vote on any matter submitted to the Board or the Unitholders, (B) participate in deliberations or discussions of the Board (including making suggestions or raising issues to the Board) in their capacity as members of the Board, or (C) may take actions required by their exercise of legal duties and obligations as members of the Board or refrain from taking any action prohibited by their legal duties and obligations as members of the Board; or

(d)
restrict Quicksilver from selling or transferring any of its Common Units to any Affiliate or successor of Quicksilver that agrees to be bound by the provisions contained in Sections 6.5, 7.1.2, 7.2 and this Section 7.3.

7.3.5
The provisions contained in this Section 7.3 shall immediately and automatically be suspended upon the increase or acceleration of a material financial obligation of BreitBurn LP that results from the breach of a material provision thereof or the occurrence of a material event of default thereunder, unless such breach is caused solely by the action or inaction of Quicksilver, its Controlled Affiliates or its designees to the Board.

7.4
Further Assurances.  The Parties shall execute and deliver any additional documents and take such further actions as may reasonably be deemed to be necessary or desirable to carry out the provisions of this Section 7.

8.	MISCELLANEOUS

8.1
Settlement not an Admission of Liability.  Each of the Parties to this Settlement Agreement acknowledges that this Settlement Agreement is entered into as a compromise to buy peace, and to avoid further expense, and nothing contained herein shall be construed as an admission of liability.

8.2
Notices.  All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given if delivered personally or sent by overnight courier (providing proof of delivery) to the Parties at the following addresses (or at such other address for a Party as shall be specified by like notice):

If to BreitBurn LP and/or BreitBurn GP:

BreitBurn Energy Partners L.P.
515 S. Flower Street, Suite 4800
Los Angeles, CA 90071
Attention:  Gregory C. Brown, Executive Vice-President and General Counsel
Facsimile:  213-225-5916

and

BreitBurn GP, LLC
515 S. Flower Street, Suite 4800
Los Angeles, CA 90071
Attention:  Gregory C. Brown, Executive Vice-President and General Counsel
Facsimile:  213-225-5916

With a copy (which shall not itself constitute notice) to:

Vinson & Elkins LLP
666 Fifth Avenue
26th Floor
New York, NY 10103-0040
Attention:  Shelley Barber
Facsimile:  917-849-5353

If to Quicksilver:

Quicksilver Resources Inc.
777 West Rosedale Street
Ft. Worth, Texas  76104
Attention:  John C. Cirone, Senior Vice President and General Counsel

With a copy (which shall not itself constitute notice) to:

Fulbright & Jaworski L.L.P.
1301 McKinney, Suite 5100
Houston, Texas  77010
Attention:  Gene G. Lewis
Facsimile:  713-651-5246

If to Provident:

Provident Energy Trust
Corporate Office
2100, 250–2nd Street S.W.
Calgary, AB T2P 0C1
Attention:  Thomas Buchanan
Facsimile:  403-294-0111

With a copy (which shall not itself constitute notice) to:

Macleod Dixon LLP
3700 Canterra Tower
400 Third Avenue SW
Calgary, Alberta   T2P 4H2

Attention:  Jack MacGillivray
Facsimile:  403-264-5973

and

Andrews Kurth LLP
600 Travis, Suite 4200
Houston, Texas  77002
Attention:  Greg Waller
Facsimile:  713-238-7434

If to Washburn:

Halbert S. Washburn
515 S. Flower Street, Suite 4800
Los Angeles, CA 90071
Facsimile:  213-225-5916

With a copy (which shall not itself constitute notice) to:

Vinson & Elkins LLP
666 Fifth Avenue
26th Floor
New York, NY 10103-0040
Attention:  Shelley Barber
Facsimile:  917-849-5353

If to Breitenbach:

Randall H. Breitenbach
515 S. Flower Street, Suite 4800
Los Angeles, CA 90071
Facsimile:  213-225-5916

With a copy (which shall not itself constitute notice) to:

Vinson & Elkins LLP

666 Fifth Avenue
26th Floor
New York, NY 10103-0040
Attention:  Shelley Barber
Facsimile:  917-849-5353

8.3	Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

8.4
Counterparts.  This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to each of the Parties.

8.5
Entire Agreement.  This Agreement (including the documents and instruments referred to herein) constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, among some or all of the Parties with respect to the subject matter hereof, including the Settlement Agreement dated February 3, 2010, by and among Quicksilver, BreitBurn LP, BreitBurn GP and Provident, and this Agreement is not intended to confer upon any other Person any rights or remedies hereunder, except to the extent expressly provided herein.

8.6	Controlling Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to the principles of conflicts of law thereof.

8.7
Assignment.  Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise, by any of the Parties without the prior written consent of the other Parties, except by laws of descent.  Any assignment in violation of the foregoing shall be void.

8.8
No Adequate Remedy at Law.  Each Party agrees that irreparable damage to the other, non-breaching Parties would occur and that such non-breaching Parties would not have any adequate remedy at law in the event that any of the provisions of Section 6 or 7 of this Settlement Agreement were not performed in accordance with their specific terms or were otherwise breached.  It is accordingly agreed that the non-breaching Parties shall be entitled (i) to an injunction or injunctions to prevent breaches by the other Party of Section 6 or 7 of this Settlement Agreement and (ii) to enforce specifically the terms and provisions of Section 6 or 7 of this Settlement Agreement, this being in addition to any other remedy to which it may be entitled at law or in equity.

8.9	Amendments. No amendment, modification or waiver in respect of this Agreement shall be effective against any Party unless it shall be in writing and signed by such Party.

8.10
Severability.  If any provision of this Agreement is deemed by a court of competent jurisdiction to be unenforceable or contrary to any applicable law or regulation, such provision shall be enforced to the maximum extent permitted by law, and the remainder of this Agreement shall continue in full force and effect.  In addition, if necessary to effect the Parties’ fundamental intentions under this Agreement, the remainder of the Agreement shall be reformed consistent with the mutual intent expressed in the Agreement.

Done this 5th day of April, 2010 in multiple counterparts.

QUICKSILVER RESOURCES INC.,
a Delaware corporation

By:	/s/ Glenn Darden
Glenn Darden
President and Chief Executive Officer

BREITBURN ENERGY PARTNERS L.P.,
a Delaware limited partnership

By:	BreitBurn GP, LLC
a Delaware limited liability company,
its General Partner

	By:	/s/ Halbert S. Washburn
Halbert S. Washburn
Co-Chief Executive Officer

BREITBURN GP, LLC,
a Delaware limited liability company

By:	/s/ Halbert S. Washburn
Halbert S. Washburn
Co-Chief Executive Officer

PROVIDENT ENERGY TRUST

By:	/s/ Thomas W. Buchanan
Thomas W. Buchanan
President & CEO

/s/ Randall H. Breitenbach
Randall H. Breitenbach, Individually

/s/ Halbert S. Washburn
Halbert S. Washburn, Individually

NO. 048-233656-08

Quicksilver Resources Inc.,	§	In The District Court
§
Plaintiff,	§
§
v.	§	Tarrant County, Texas
§
BreitBurn Energy Partners l.p., et al,	§
§
Defendants.	§	48th Judicial District

AGREED MOTION FOR ENTRY OF FINAL JUDGMENT
AND ORDER OF DISMISSAL

Quicksilver Resources Inc., BreitBurn Energy Partners, L.P., BreitBurn GP, LLC, BreitBurn Operating, L.P., and BreitBurn Operating GP, LLC, Randall H. Breitenbach, Halbert S. Washburn, and Provident Energy Trust respectfully file this Agreed Motion for Entry of Final Judgment and Order of Dismissal.
1.           The parties have reached a settlement of this matter, as reflected in the Settlement Agreement dated April 5, 2010, between the parties to this case.
2.           As part of this settlement, the parties have reached a resolution of the declaratory and injunctive relief sought by Quicksilver that addresses the findings stated in this Court’s interlocutory November 25, 2009 Amended Summary Judgment Order.
3.           The parties respectfully request that this Court enter the proposed Final Judgment and Order of Dismissal attached hereto as Exhibit “A”.

AGREED MOTION FOR ENTRY OF
FINAL JUDGMENT AND ORDER OF DISMISSAL – Page 1

Respectfully submitted, KELLY HART & HALLMAN LLP

Dee J. Kelly
   State Bar No. 11217000
Marshall M. Searcy
   State Bar No. 17955500
David E. Keltner
   State Bar No. 11249500
Dee J. Kelly, Jr.
   State Bar No. 11217250
Lars L. Berg
   State Bar No. 00787072
Wells Fargo Tower
201 Main Street, Suite 2500
Fort Worth, Texas 76102
Telephone: (817) 332-2500
Facsimile: (817) 878-9280

FULBRIGHT & JAWORSKI L.L.P.
Gerard G. Pecht
   State Bar No.15701800
Daniel M. McClure
   State Bar No. 13427400
Darryl W. Anderson
   State Bar No. 24008694
Peter A. Stokes
   State Bar. No. 24028017
1301 McKinney, Suite 5100
Houston, TX 77010-3095
Telephone: (713) 651-5151
Facsimile: (713) 651-5246

Attorneys For Plaintiff
Quicksilver Resources Inc.

AGREED MOTION FOR ENTRY OF
FINAL JUDGMENT AND ORDER OF DISMISSAL – Page 2

ANDREWS KURTH LLP

Greg Waller
   State Bar No. 00794813
Richard Deutsch
   State Bar No. 24040798
600 Travis, Suite 4200
Houston, Texas 77002
Phone: (713) 220-4200
Fax: (713) 220-4285

Scott A. Brister
   State Bar No. 00000024
Casey Low
   State Bar No. 24041363
111 Congress Avenue, Suite 1700
Austin, Texas 787011
Phone: (512)320-9200
Fax: (512) 320-9292

K&L GATES
David R. Seidler
   State Bar No. 18000500
301 Commerce St., Suite 3000
Fort Worth, Texas 76102-0000
Phone: (817) 347-5275
Fax: (817)347-5299

Attorneys For Defendant
Provident Energy Trust

AGREED MOTION FOR ENTRY OF
FINAL JUDGMENT AND ORDER OF DISMISSAL – Page 3

William L. Kirkman Texas State Bar No. 11518700 Susanna Johnson Texas State Bar No. 22136550 Bourland & Kirkman, l.l.p. 201 Main Street, Suite 1400 Fort Worth, Texas 76102
Harry M. Reasoner
  Texas State Bar No. 16642000
Karl S. Stern
  Texas State Bar No. 19175665
George M. Kryder
  Texas State Bar No. 11742900
Jennifer B. Poppe
  Texas State Bar No. 24007855
Matthew B. Ploeger
  Texas State Bar No. 24032838
Jessica C. Mederson
  Texas State Bar No. 24037086
Vinson & Elkins llp
First City Tower
1001 Fannin Street, Suite 2500
Houston, Texas 77002-6760

Attorneys For BreitBurn Energy Partners, l.p. ,
BreitBurn GP, llc,
BreitBurn Operating l.p.,
and BreitBurn Operating GP, llc.

OF COUNSEL:
Srinivas M. Raju
Richards, Layton & Finger, p.a.
One Rodney Square
920 North King Street
Wilmington, Delaware  19801

AGREED MOTION FOR ENTRY OF
FINAL JUDGMENT AND ORDER OF DISMISSAL – Page 4

CERTIFICATE OF SERVICE

I hereby certify that a true and correct copy of the foregoing instrument has been served upon counsel of record on April __, 2010, as stated below:

Gerard G. Pecht, Esq. Daniel M. McClure, Esq. Darryl W. Anderson, Esq. Peter A. Stokes, Esq. Fulbright & Jaworski l.l.p. 1301 McKinney, Suite 5100 Houston, Texas 77010-3095 Facsimile: (713) 651-5246
_____ (a) by certified mail, return receipt requested;
_____ (b) by first-class U. S. Mail;
_____ (c) by fax transmission; or
_____ (d) by hand delivery
_____ (e) by FedEx
_____ (f) by Electronic Mail (e-mail)

Dee J. Kelly, Esq. Marshall M. Searcy, Esq. David E. Keltner, Esq. Kelly Hart & Hallman llp Wells Fargo Tower 201 Main Street, Suite 2500 Fort Worth, Texas 76102 Facsimile: (817) 878-9280
_____ (a) by certified mail, return receipt requested;
_____ (b) by first-class U. S. Mail;
_____ (c) by fax transmission; or
_____ (d) by hand delivery
_____ (e) by FedEx
_____ (f) by Electronic Mail (e-mail)

Greg Waller, Esq. Andrews Kurth llp 600 Travis, Suite 4200 Houston, Texas 77002 Facsimile: (713) 238-7434
_____ (a) by certified mail, return receipt requested;
_____ (b) by first-class U. S. Mail;
_____ (c) by fax transmission; or
_____ (d) by hand delivery
_____ (e) by FedEx
_____ (f) by Electronic Mail (e-mail)

David Seidler, Esq. K&L Gates 301 Commerce Street, Suite 3000 Forth Worth, Texas 76102 Facsimile: (817) 347-5299
_____ (a) by certified mail, return receipt requested;
_____ (b) by first-class U. S. Mail;
_____ (c) by fax transmission; or
_____ (d) by hand delivery
_____ (e) by FedEx
_____ (f) by Electronic Mail (e-mail)

AGREED MOTION FOR ENTRY OF
FINAL JUDGMENT AND ORDER OF DISMISSAL – Page 5

NO. 048-233656-08

Quicksilver Resources Inc.,	§	In The District Court
§
Plaintiff,	§
§
v.	§	Tarrant County, Texas
§
BreitBurn Energy Partners l.p., et al,	§
§
Defendants.	§	48th Judicial District

FINAL JUDGMENT
AND ORDER OF DISMISSAL

The Court considered the parties’ Agreed Motion for Entry of Final Judgment and Order of Dismissal and makes the following findings and orders:
1.           The Court previously entered an order holding that Section 13.4(b)(iii) of Amendment No. 1 (dated June 17, 2008) to the First Amended and Restated Agreement of the Limited Partnership (the “Partnership Agreement”) of BreitBurn Energy Partners L.P., dated as of October 10, 2006, as amended, was invalid.  However, the Court has been advised of a settlement agreement between Quicksilver Resources Inc. (“Quicksilver”) and the BreitBurn Defendants by which all issues relating to the validity of the amendment have been resolved and the BreitBurn GP, LLC Board has determined that the 20% cap imposed by Section 13.4(b)(iii) does not apply to Quicksilver on the terms and subject to the conditions set forth in the Settlement Agreement.  As a result, the Court finds that Amendment No. 1 to the Partnership Agreement, dated as of June 17, 2008, Amendment No. 2 to the Partnership Agreement, dated as of April 7, 2009, and Amendment No. 3 to the Partnership Agreement, dated as of August 27, 2009 were validly adopted and are part of the Partnership Agreement.
2.           Revised Amendment No. 1 to the Partnership Agreement, dated as of December 29, 2009, was not validly adopted and is not part of the Partnership Agreement.

3.           Quicksilver is entitled to vote all of its units on any action for which a limited partner vote is required or permitted by the Partnership Agreement, including the election of directors of BreitBurn GP, LLC on the terms and subject to the conditions set forth in the Settlement Agreement.
4.           This Final Judgment and Order is not intended to enlarge or modify the rights and obligations set forth in that settlement agreement.
IT IS THEREFORE ORDERED, ADJUDGED, and DECREED:
All parties’ claims for relief are dismissed with prejudice.  All prior partial summary judgment orders are superseded by this Final Judgment.  This judgment finally disposes of all parties and all claims and is appealable.  All costs of court are taxed against the parties which incurred them.
SIGNED this ___ day of _____________, 2010.

DISTRICT JUDGE PRESIDING

APPROVED ON THE ______ day of ____________, 2010.

David E. Keltner Counsel for Quicksilver Resources Inc.
William L. Kirkman Counsel for BreitBurn Energy Partners L.P., BreitBurn Operating L.P., BreitBurn GP, LLC, BreitBurn Operating GP, LLC, Randall H. Breitenbach, Halbert S. Washburn
Greg Waller David R. Seidler Counsel for Provident Energy Trust

Exhibit H

FIRST AMENDMENT TO REGISTRATION RIGHTS AGREEMENT

This First Amendment (this “Amendment”) to the Registration Rights Agreement is made and entered into as of April 5, 2010, by and between BreitBurn Energy Partners L.P., a Delaware limited partnership (“BBEP”), and Quicksilver Resources Inc., a Delaware corporation (“Quicksilver”).  Capitalized terms used herein and not otherwise defined are used as defined in the Registration Rights Agreement, dated as of November 1, 2007, between BBEP and Quicksilver (as amended, the “Registration Rights Agreement”).

WHEREAS, the Registration Rights Agreement was made and entered into in connection with the issuance on November 1, 2007 of the Acquired Units pursuant to the Contribution Agreement, dated as of September 11, 2007, by and between BreitBurn Operating L.P., a Delaware limited partnership, and Quicksilver (as amended, the “Contribution Agreement”);

WHEREAS, BBEP agreed to provide the registration and other rights set forth in the Registration Rights Agreement for the benefit of Quicksilver pursuant to the Contribution Agreement;

WHEREAS, BBEP prepared and filed the Registration Statement (File Number 333-153179) with the Securities and Exchange Commission (the “SEC”), and the SEC declared the Registration Statement effective on October 28, 2008, all in accordance with Section 2.1 of the Registration Rights Agreement;

WHEREAS, the Registration Statement has remained continuously effective under the Securities Act since October 28, 2008;

WHEREAS, BBEP has been involved in litigation with Quicksilver relating to matters other than the Registration Rights Agreement since October 31, 2008 (the “Litigation”);

WHEREAS, in connection with the Litigation, BBEP, Quicksilver, Provident Energy Trust, Randall H. Breitenbach and Halbert S. Washburn entered into the Settlement Agreement dated April 5, 2010 (the “Settlement Agreement”), pursuant to which BBEP and Quicksilver agreed to the dismissal of the Litigation in exchange for mutual promises and covenants; and

WHEREAS, BBEP and Quicksilver have agreed to amend the Registration Rights Agreement pursuant to the Settlement Agreement.

NOW THEREFORE, in consideration of the mutual covenants and agreements set forth herein and for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each party hereto, the parties hereby agree as follows:

I.           AMENDMENT.

A.           Section 2.2 of the Registration Rights Agreement shall be amended by deleting (i) the second proviso of the first sentence of Section 2.2(a) and (ii) the penultimate sentence of Section 2.2(a).

B.           Section 2.2 of the Registration Rights Agreement shall be amended by deleting the third sentence of Section 2.2(a) and replacing it with a new third sentence that reads as follows:

“Each such Holder shall then have three Business Days after receiving such notice to request inclusion of Registrable Securities in the Underwritten Offering.”

C.           Section 2.2 of the Registration Rights Agreement shall be amended by inserting a new subsection (c) thereof that reads as follows:

“(c)           Notwithstanding any provision to the contrary in this Section 2.2, Quicksilver shall have the right to include its Common Units in any Underwritten Offering subject to this Section 2.2 in a number up to the greater of (i) 20% of the number of Common Units to be sold in such Underwritten Offering or (ii) the number of Common Units that Quicksilver could include in such Underwritten Offering without regard to this Section 2.2(c), provided that Quicksilver complies with the notice provisions for requesting inclusion of its Registrable Securities in any such Underwritten Offering as set forth in this Section 2.2.”

D.           Article III of the Registration Rights Agreement shall be amended by inserting a new Section 3.15 at the end thereof that reads as follows:

“Section 3.15.  Termination.  Sections 2.1, 2.2, 2.3, 2.4, 2.5, 2.6, 2.7, 2.9, 2.10 and 2.11 of this Agreement shall terminate on the date that is the three month anniversary of the date on which Quicksilver ceases to be an affiliate of BBEP.”

II.           MISCELLANEOUS.

A.           Full Force and Effect.  Except to the extent modified hereby, the Registration Rights Agreement shall remain in full force and effect.

B.           Counterparts.  This Amendment may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which counterparts, when so executed and delivered, shall be deemed to be an original and all of which counterparts, taken together, shall constitute but one and the same agreement.

C.           Governing Law.  The Laws of the State of New York shall govern this Amendment.

D.           Effectiveness.  This Amendment shall be effective as of the Effective Time (as such term is defined in the Settlement Agreement).

[Signature Page Follows]

2

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

BREITBURN ENERGY PARTNERS L.P.

By:	BreitBurn GP, LLC,
its general partner

	By:	/s/ Halbert S. Washburn
		Name:	Halbert S. Washburn
		Title:	Chief Executive Officer

QUICKSILVER RESOURCES INC.

By:	/s/ Glenn Darden
	Name:	Glenn Darden
	Title:	President and Chief Executive Officer